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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             MOBINETIX SYSTEMS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    709751
                                 (CUSIP Number)


                              M. JACK RUDNICK, ESQ.
                         VICE PRESIDENT/GENERAL COUNSEL
                                WELCH ALLYN, INC.
                             4341 STATE STREET ROAD
                                  P.O. BOX 220
                     SKANEATELES FALLS, NEW YORK 13153-0220
                                 (315) 685-4100

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to:

                             RONALD C. BERGER, ESQ.
                           BOND, SCHOENECK & KING, LLP
                               ONE LINCOLN CENTER
                          SYRACUSE, NEW YORK 13202-1355

                                  JUNE 9, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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CUSIP NO. 709751
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Welch Allyn, Inc.
      15-0513564
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
      (SEE INSTRUCTIONS)                                              (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
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NUMBER OF SHARES              7           SOLE VOTING POWER
BENEFICIALLY                              1,273,149
OWNED BY EACH
REPORTING PERSON WITH
                              8           SHARED VOTING POWER
                                          - 0 -

                              9           SOLE DISPOSITIVE POWER
                                          1,273,149

                             10           SHARED DISPOSITIVE POWER
                                          - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,273,149
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                             [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.9% (See Item 5 below)
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14    TYPE OF REPORTING PERSON*

      CO
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ITEM 1. SECURITY AND ISSUER.

      The securities to which this statement relates are shares of the Common Stock, par value $.001 per share ("Common Stock"), of MobiNetix Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Oakmead Parkway, Sunnyvale, California 94086.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is filed by Welch Allyn, Inc., a New York corporation ("Welch Allyn"). Welch Allyn's principal business is the design, manufacture and sale of medical diagnostic equipment and the manufacture and sale of electronic data capture and bar code scanning devices. Welch Allyn's principal executive offices are located at 4341 State Street Road, Skaneateles Falls, New York 13153.

      Schedule I hereto, which is incorporated herein by reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors, executive officers and controlling persons of Welch Allyn.

      Neither Welch Allyn nor, to its knowledge, any of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate purchase price for the shares of Series D Preferred Stock acquired by Welch Allyn (see response to Item 4) was $6,875,000.00. All of such funds were obtained

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from working capital of Welch Allyn. No funds used to acquire the shares of
Series D Preferred Stock were borrowed.

ITEM 4. PURPOSE OF TRANSACTION.

      On June 9, 1998, Welch Allyn acquired from the Company 1,273,149 shares of the Company's Series D Preferred Stock, par value $.001 per share (the "Series D Preferred Stock"), pursuant to a Stock Purchase Agreement dated April 24, 1998 between the Company and Welch Allyn. Shares of the Series D Preferred Stock are convertible into shares of the Common Stock based upon an adjustable conversion price. The 1,273,149 shares of Series D Preferred Stock acquired by Welch Allyn are presently convertible into 1,273,149 shares of Common Stock.

      The Company's Restated Certificate of Incorporation provides that the holders of the Series D Preferred Stock have the right, voting separately as a class, to elect one director of the Company, provided that person is reasonably acceptable to the Company's Board of Directors. Pursuant to this provision, Welch Allyn nominated Kevin R. Jost to the Company's Board of Directors, and the Company's Board of Directors elected Mr. Jost to the Board effective June 9, 1998. Mr. Jost is Welch Allyn's Vice President and General Manager, Data Collection Division.

      Welch Allyn currently intends to hold its shares of the Series D Preferred Stock as an investment in the Company. Welch Allyn may in the future determine to acquire additional shares of capital stock of the Company, or to dispose of shares of capital stock of the Company now held by it. However, as of the date of this Schedule 13D, no determination has been made by Welch Allyn to engage in such a transaction. Any such determination will depend upon market conditions prevailing from time to time and on other conditions which may be applicable, depending on the nature of the transactions involved.

      In connection with the acquisition of the shares of the Series D Preferred Stock, Welch Allyn, the Company and certain founders of the Company (the "Founders") entered into an Investor Rights Agreement dated as of June 9, 1998. The Investor Rights Agreement provides, among other things, that Welch Allyn will have demand registration rights and so-called "piggy back" registration rights with respect to shares of Common Stock acquired by Welch Allyn upon conversion of the Series D Preferred Stock. In addition, the Investor Rights Agreement provides that in the event that any of the Founders wishes to dispose of any shares of Common Stock to a third party, Welch Allyn will have, at its option, either (i) a right of first refusal to acquire such shares of Common Stock from the Founder at the purchase price offered by the third party, or (ii) the right to sell a pro rata portion of the shares to be purchased by the third party, at the price offered by such third party.

      Except as set forth herein, neither Welch Allyn nor, to its knowledge, any of the persons identified in Schedule I, have any plans or proposals to engage in any transactions involving the Company or the securities of the Company, as set forth in Items 4(a)-(j) of Schedule 13D.

      The foregoing response to this Item 4 is qualified in its entirety by reference to the Investor Rights Agreement, the full text of which is filed as
Exhibit 1 hereto and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The response to Item 4 is incorporated herein by reference.

      By reason of its ownership of 1,273,149 shares of the Series D Preferred Stock, Welch Allyn may be deemed to be the beneficial owner of 1,273,149 shares of Common Stock, or 40.9% of the total number of shares of Common Stock presently outstanding or deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (without giving effect to the potential conversion of other series of Preferred Stock presently outstanding). If Welch Allyn were to exercise the right to convert its Series D Preferred Stock into shares of Common Stock, Welch Allyn would have the sole power to vote and dispose of all shares so acquired.

     The 1,273,149 shares of Series D Preferred Stock held by Welch Allyn represent approximately 22.2% of the outstanding voting stock of the Company, and the 1,273,149 shares of Common Stock deemed beneficially owned by Welch Allyn represent approximately 22.2% of the shares of the Common Stock outstanding or issuable upon conversion of currently outstanding convertible equity securities of the Company (assuming continued effectiveness of the original conversion price for each class of the Company's Preferred Stock).

      Except as disclosed in this Schedule 13D, neither Welch Allyn nor, to its knowledge, any of the persons identified on Schedule I, have effected transactions in shares of the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The responses to Items 4 and 5 are incorporated herein by reference. Such responses are qualified in their entirety by reference to the Investor Rights Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit   1 -- Investor Rights Agreement, dated June 9, 1998, among
                     Welch Allyn, the Company and the Founders named therein.




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                                   SIGNATURES

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 19, 1998                    WELCH ALLYN, INC.


                                        By:  /s/ KEVIN R. JOST
                                             ---------------------------------
                                             Kevin R. Jost
                                             Vice President and General
                                             Manager, Data Collection Division


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                                   SCHEDULE I

               INFORMATION WITH RESPECT TO DIRECTORS, EXECUTIVE
            OFFICERS AND CONTROLLING PERSONS OF WELCH ALLYN, INC.

      Each of the individuals listed below is a United States citizen. The business address of each individual is 4341 State Street Road, P.O. Box 220, Skaneateles Falls, New York 13153-0220. The address of the corporation or organization (if other than Welch Allyn), if any, in which the principal occupation or employment or each such individual is conducted is set forth opposite such individual's name below. William F. Allyn, Lew F. Allyn and Elsa
A. Soderberg are also controlling persons of Welch Allyn.

                                           PRESENT PRINCIPAL
      NAME                  TITLE          OCCUPATION OR EMPLOYMENT
      ----                  -----          ------------------------
William F. Allyn      Chief Executive      Chief Executive Officer and
                      Officer, President   President, Welch Allyn, Inc.
                      and Director

Lew F. Allyn          Executive Vice       Executive Vice President, Welch
                      President and        Allyn, Inc.
                      Director

Peter H. Soderberg    Group Vice           Group Vice President/Chief
                      President/ Chief     Operating Officer, Medical
                      Operating Officer,   Products, Welch Allyn, Inc.
                      Medical Products,
                      and Director

Daniel J. Fisher      Vice President,      Vice President, Human Resources,
                      Human Resources      Welch Allyn, Inc.

Richard A. Kokosa     Vice President,      Vice President, General Manager,
                      General Manager,     LPD, Welch Allyn, Inc.
                      LPD

Kevin R. Jost         Vice President,      Vice President, General Manager,
                      General Manager,     DCD, Welch Allyn, Inc.

Thomas J. Wood, Jr.   Vice President,      Vice President, Finance, Assistant
                      Finance, Assistant   Treasurer and Assistant Secretary,
                      Treasurer and        Welch Allyn, Inc.
                      Assistant Secretary

M. Jack Rudnick       Vice President,      Vice President, General Counsel
                      General Counsel      and Secretary, Welch Allyn, Inc.
                      and Secretary

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                                           PRESENT PRINCIPAL
      NAME                  TITLE          OCCUPATION OR EMPLOYMENT
      ----                  -----          ------------------------
Kevin E. Cahill       Vice President,      Vice President, Controller and
                      Controller and       Treasurer, Welch Allyn, Inc.
                      Treasurer

Frank H. Barker       Director             Retired.  Formerly Corporate Vice
                                           President, Johnson & Johnson, Inc.
                                           174 Black Brook Road
                                           Hampton, NJ 08827

Richard Dulude        Director             Retired.  Formerly Vice Chairman,
                                           Corning, Inc.
                                           507 Welch Road
                                           Corning, NY 14830

Barbara L. Santry     Director             Managing Partner, Capstone
                                           Ventures; General Partner,
                                           Pathfinder Venture
                                           Capital Funds
                                           3000 Sand Hill Road
                                           Building 3, Suite 255
                                           Menlo Park, CA 94025-7112

Brian J. Thompson     Director             Provost Emeritus and Distinguished
                                           University Professor (Retired)
                                           University of Rochester
                                           692 Mt. Hope Avenue
                                           Rochester, NY  14620

Andrew G. Wallace,    Director             Dean, Dartmouth Medical School
M.D.                                       VP for Health Affairs
                                           Dartmouth College
                                           Hanover, NH 03755-3833


Elsa A. Soderberg     None                 N/A